                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 11-K
                                  ANNUAL REPORT


/X/         ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND
EXCHANGE ACT OF 1934 (Fee required)

     For the fiscal year ended                 December 31, 1999
                               -----------------------------------------------


                                        Or


/ /         TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 (No Fee Required)


     For the transition period from                     to
                                    -------------------    --------------------

     Commission file number 0-2208

     A.  Full title of the Plan:

            The Southwest Bank 401(k) Retirement Savings Plan

     B. Name of the issuer of securities held pursuant to the Plan and the address of its principal executive offices:

            Mississippi Valley Bancshares, Inc.
            13205 Manchester Road
            St. Louis, MO 63131

                                 REQUIRED INFORMATION


      Attached hereto and incorporated herein by reference are the following financial statements and exhibits:

      (a)   Financial Statements
            --------------------

            (i)      Report of Independent Auditors
            (ii)     Statements of Net Assets Available for Plan Benefits
            (iii)    Statements of Changes in Net Assets Available for Plan
                     Benefits
            (iv)     Notes to Financial Statements
            (v)      Schedules

                     A.  Assets Held for Investment Purposes at End of Year
                     B.  Reportable Transactions -- None

      (b)   Exhibits
            --------

            (23)     Consent of Ernst & Young LLP


                                    SIGNATURES


      The Plan.      Pursuant to the requirements of the Securities Exchange
Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                       The Southwest Bank 401(k)
                                       Retirement Savings Plan



                                       By: /s/ Donna Bess
                                           -----------------------------------
                                               Donna F. Bess
                                               Vice President

Date: June 20, 2000

                              Financial Statements
                            and Supplemental Schedule

                                 Southwest Bank
                         401(k) Retirement Savings Plan

                     Years ended December 31, 1999 and 1998
                       with Report of Independent Auditors

                                 Southwest Bank
                         401(k) Retirement Savings Plan

                              Financial Statements
                            and Supplemental Schedule

                     Years ended December 31, 1999 and 1998




                                    CONTENTS

Report of Independent Auditors                                            1

Financial Statements

Statements of Net Assets Available for Plan Benefits                      2
Statements of Changes in Net Assets Available for Plan Benefits           3
Notes to Financial Statements                                             4


Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes
   at End of Year                                                         9

                         [letterhead of Ernst & Young]



                         Report of Independent Auditors

The Trustees
Southwest Bank
  401(k) Retirement Savings Plan

We have audited the accompanying statements of net assets available for plan benefits of the Southwest Bank 401(k) Retirement Savings Plan (the Plan) as of December 31, 1999 and 1998, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1999 and 1998, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at end of year as of December 31, 1999 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                       /s/ Ernst & Young LLP


June 6, 2000

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
                                 Southwest Bank
                         401(k) Retirement Savings Plan

              Statements of Net Assets Available for Plan Benefits

                                                         DECEMBER 31
                                                  1999                1998
                                             ---------------------------------
ASSETS
Investments, at fair value:
  Money market funds                           $  555,072         $  763,264
  Mutual funds                                    285,559            205,585
  Common stock                                  7,476,489          8,589,746
                                             ---------------------------------
Total investments                               8,317,120          9,558,595

Receivables:
  Employer's contribution                          15,364             14,260
  Participants' contribution                       44,873             42,400
  Dividend receivable                              26,341             23,595
                                             ---------------------------------
                                                   86,578             80,255
                                             ---------------------------------
Net assets available for plan benefits         $8,403,698         $9,638,850
                                             =================================

See accompanying notes.


                                        Southwest Bank
                                 401(k) Retirement Savings Plan

                Statements of Changes in Net Assets Available for Plan Benefits


                                                                       YEAR ENDED DECEMBER 31
                                                                      1999                1998
                                                                ----------------------------------
Additions:
   Interest income                                                $    25,548         $   28,848
   Dividend income                                                    103,665             84,244
   Contributions:
    Participants                                                      536,436            610,106
    Employer                                                          165,932            154,202
                                                                ----------------------------------
                                                                      702,368            764,308
                                                                ----------------------------------
Total additions                                                       831,581            877,400

Deductions:
   Benefits paid to participants                                      368,596            365,673
                                                                ----------------------------------
                                                                      462,985            511,727

Net realized and unrealized (depreciation)
   appreciation in fair value of investments                       (1,698,137)           348,404
                                                                ----------------------------------
Net (decrease) increase in net assets
   available for plan benefits                                     (1,235,152)           860,131
Net assets available for plan benefits at
   beginning of year                                                9,638,850          8,778,719
                                                                ----------------------------------
Net assets available for plan benefits at end of year             $ 8,403,698         $9,638,850
                                                                ==================================

See accompanying notes.

                               Southwest Bank
                       401(k) Retirement Savings Plan

                        Notes to Financial Statements

                              December 31, 1999

1. DESCRIPTION OF THE PLAN

The following description of the Southwest Bank 401(k) Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description of the plan agreement for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan established by Southwest Bank (the Company), a wholly owned subsidiary of Mississippi Valley Bancshares, Inc., as of November 26, 1986 and was amended and restated effective January 1, 1997 to comply with recent changes in the law.

The Plan is a defined contribution plan covering all employees of the Company and electing affiliates who have reached age 21 and have completed one year of continuous service or were otherwise an eligible employee on or before November 26, 1986. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

Employees may elect to contribute up to 18 percent of their pretax compensation, as defined. The Company matches 50 percent of employees' contributions up to a maximum of 5 percent of pretax compensation. Additional amounts may be contributed at the discretion of the Company, but there were no such contributions in 1999 or 1998.

All contributions are subject to applicable limitations.

PARTICIPANT ACCOUNTS

Individual accounts are maintained for each participant in the Plan. In addition to participants' contributions, each participant's account is credited with the Company's matching contribution and plan earnings. Investment earnings are allocated daily to each participant by investment fund based on that participant's share of total investments. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

                                Southwest Bank
                        401(k) Retirement Savings Plan

                   Notes to Financial Statements (continued)

1. DESCRIPTION OF THE PLAN (CONTINUED)

VESTING

Participants are immediately vested in their voluntary contributions and the related earnings thereon. Vesting in the remainder of their accounts is based on years of continuous service, with participants being 50 percent vested after three years of service, 75 percent vested after four years, and 100 percent vested after five years of service.

PARTICIPANT WITHDRAWALS AND DISTRIBUTIONS

Participants, while employed by the Company, may elect to withdraw all or a portion of their vested Company contribution account value upon attainment of age 59 1/2 or sooner if they experience a financial hardship, as defined in the Plan, subject to Internal Revenue Code (IRC) limitations and possible penalties.

Upon termination of service, a participant or the participant's beneficiary may elect to receive his or her vested account value in the form of a lump-sum distribution or may elect to roll over the vested account value to an individual retirement account or another employer's qualified plan if the subsequent employer permits such transfer.

FORFEITURES

Forfeitures are used to reduce employer matching contributions. Forfeitures of $6,380 and $2,117 were used to reduce contributions during the years ended December 31, 1999 and 1998, respectively.

PLAN ADMINISTRATION

The cost of administering the Plan may be paid by the Company. If the Company does not pay the cost of administering the Plan, it shall be paid from assets of the Plan. The Company has historically paid all of the costs associated with administering the Plan.

PLAN TERMINATION

Although the Company has not expressed any intent to do so, the Company has the right to discontinue its contributions to the Plan and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100 percent vested in their accounts.

                               Southwest Bank
                       401(k) Retirement Savings Plan

                  Notes to Financial Statements (continued)

1. DESCRIPTION OF THE PLAN (CONTINUED)

INVESTMENT OPTIONS

Upon enrollment in the Plan, a participant may direct investment of employer and employee contributions in 5 percent increments in any of five investment options including shares of common stock of Mississippi Valley Bancshares, Inc. A participant has the opportunity to change his or her investment directions daily.

2. SUMMARY OF ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements of the Plan are presented on the accrual basis of accounting.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

RECLASSIFICATION

Certain reclassifications were made to the 1998 amounts in order to conform with the 1999 presentation.

PAYMENT OF BENEFITS

Benefits are recorded when paid.

INVESTMENT VALUATION AND INCOME RECOGNITION

The Plan's investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end.

Shares of Mississippi Valley Bancshares, Inc. common stock are valued at the closing bid price on the last business day of the year.

                               Southwest Bank
                       401(k) Retirement Savings Plan

                  Notes to Financial Statements (continued)


2. SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

INVESTMENT VALUATION AND INCOME RECOGNITION (CONTINUED)

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

3. INVESTMENTS

The following table presents investments at fair value. Investments that represent 5 percent or more of the Plan's net assets available for benefits are separately identified.

                                                                 DECEMBER 31
                                                           1999               1998
                                                     -------------------------------------
Investment in registered investment companies:
   Janus Government Money Market Fund                  $  479,048<F*>    $  674,990<F*>
   Oppenheimer Strategic Growth Fund                       26,862             6,658
   Janus Fund                                             169,073           184,908
   Janus World Wide Fund                                   89,624            14,019
   Janus Money Market Account                              76,024            88,274
Common stock:
   Mississippi Valley Bancshares, Inc. Common Stock     7,476,489<F*>     8,589,746<F*>
                                                     -------------------------------------
                                                       $8,317,120        $9,558,595
                                                     =====================================

<F*>Represent 5 percent or more of Plan's net assets available for benefits.

During 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $1,698,137 as follows:


Registered investment companies                                 $   113,835
Common stock                                                     (1,811,972)
                                                             ----------------
                                                                $(1,698,137)
                                                             ================

                               Southwest Bank
                       401(k) Retirement Savings Plan

                  Notes to Financial Statements (continued)

4. INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated November 18, 1994 that the Plan is designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan's administrator believes that the Plan is designed and is currently being operated in compliance with applicable provisions of the IRC.

                             Supplemental Schedule

                                                     Southwest Bank
                                             401(k) Retirement Savings Plan

                                            EIN:  43-0528830   Plan No. 002

                         Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes
                                                     at End of Year

                                                   December 31, 1999

                                                                                                               FAIR
      IDENTITY OF ISSUER                        DESCRIPTION OF INVESTMENT                    COST             VALUE
------------------------------------------------------------------------------------------------------------------------
Janus Government Money Market Fund              479,048 shares of registered
                                                  investment company                     $  479,048         $  479,048
Mississippi Valley Bancshares,                  276,907 shares of common stock            4,407,811          7,476,489
   Inc. Common Stock<F*>
Oppenheimer Strategic Growth Fund               6,161 shares of registered
                                                  investment company                         27,469             26,862
Janus Fund                                      3,838 shares of registered
                                                  investment company                        172,999            169,073
Janus Worldwide Fund                            1,173 shares of registered
                                                  investment company                         64,135             89,624
Janus Money Market Account                      N/A                                          76,024             76,024
                                                                                      ----------------------------------
                                                                                         $5,227,486         $8,317,120
                                                                                      ==================================

<F*>Represents party-in-interest to the Plan.

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